Exhibit 99.1

ZIM Board Updates on Ongoing Strategic Review Process

HAIFA, Israel, December 22, 2025 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”) today provided an investor update on its strategic review process.

As part of the review of strategic alternatives that has been on-going during the past several months, the ZIM Board of Directors received competitive proposals from multiple strategic parties to acquire all the outstanding ordinary shares of the Company, and it is currently evaluating such proposals with a focus on delivering significant value to all the Company’s shareholders.

The ZIM Board of Directors has also received a revised proposal from an entity owned by Eli Glickman, the Company’s Chief Executive Officer and President, and Rami Ungar. After careful consideration, the ZIM Board of Directors concluded that this proposal significantly undervalued the Company and informed the management-led entity that its revised proposal was declined.

The strategic review, which is in advanced stages, includes consideration of potential value creation alternatives, such as a sale of the Company and capital allocation and potential return opportunities, with the goal of maximizing shareholder value.

There is no assurance that any transaction will occur as a result of this review or the proposals received, and the ZIM Board of Directors does not intend to provide additional updates until an agreement is reached or the review is otherwise completed.

About ZIM
Founded in Israel in 1945, ZIM is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 33,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers with innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
This press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “proposed,” potential” or “continue,” the negative of these terms and other comparable terminology. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including under the caption “Risk Factors” in its 2024 Annual Report filed with the SEC on March 12, 2025. Neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
media@zim.com